EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016
Vincent J. McGill Partner	Direct Dial: (212) 561-3604

October 31, 2011
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	UHF Incorporated. File No. 000-49729 Preliminary Information Statement

Ladies & Gentlemen:

On behalf of our client, UHF Incorporated., a Michigan corporation (the “Company”), we have filed a Preliminary Schedule 14C Information Statement which relates to an amendment to the Company’s Articles of Incorporation effecting a one for five reverse stock split and the reincorporation of the Company in Delaware as a result of the merger of the Company with and into it newly incorporated Delaware subsidiary.  Shareholders owning approximately 93.7% of the outstanding shares of the Company’s common stock have signed a written consent in lieu of a special meeting approving the reverse stock split and reincorporation merger in accordance with the Michigan Business Corporation Act and the Company’s Articles of Incorporation.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill